Exhibit 99.1

YM BIOSCIENCES LICENSEE PULMOKINE AWARDED NIH
FUNDING TO DEVELOP SMALL MOLECULE DRUGS FOR
PULMONARY HYPERTENSION
- Lead molecules derived from YM BioSciences’ compound library -

MISSISSAUGA, Canada - September 29, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), today reported that Pulmokine Inc. (Slingerlands, New York), a licensee of several small molecule compounds from YM, has been awarded two National Institutes of Health (NIH) Small Business Innovation Research (SBIR) grants. The grants, totaling more than US$650,000, are Phase I awards to develop novel treatments for Pulmonary Arterial Hypertension (PAH). These compounds, originating from YM BioSciences’ small molecule library, have defined mechanisms of action and, based on preliminary experiments, are believed to inhibit key processes in PAH disease development and progression. YM will continue to have a role in the ongoing development of the compounds.

“PAH is associated with a high morbidity and mortality and the therapies now available have little effect on disease progression,” said Dr. Lawrence Zisman, CEO and CSO of Pulmokine. “The opportunities for the compounds licensed from YM are significant if they continue to demonstrate the potential to offer new options for patients with this debilitating disease.” Dr. Zisman will be presenting preliminary data from these studies at the forthcoming American Heart Association meeting on Monday, November 15, 2010.

“YM BioSciences has built a library of approximately 4,000 novel small molecules, largely targeting protein tyrosine kinases. This library has already provided our clinical stage products CYT387 and CYT997, and we have identified a variety of additional compounds with significant development potential,” said Dr. Nick Glover, President and COO of YM BioSciences. “The collaboration with Pulmokine enables us to continue to leverage this library through risk-sharing collaborations. We have already entered into a similar relationship with Australian-based Cancer Therapeutics Ltd. to develop novel cancer drugs targeting the FAK enzyme. We will continue to explore further collaborations of a similar nature for other molecules from our library, with a view to potentially augmenting our clinical development pipeline in the future with internally-discovered compounds.”

Pulmonary Arterial Hypertension (PAH) is characterized by constriction of the pulmonary arterioles, the small blood vessels that carry absorbed oxygen from the lungs into the circulation. The average survival after diagnosis of PAH is three years for untreated patients. The worldwide incidence of primary PAH is estimated to be 5-6 cases per million of population, while PAH secondary to other diseases has a higher incidence. For example, the incidence of PAH associated with systemic sclerosis is estimated to be 11-47 cases per million.

The SBIR Program is a US-federally funded grant program administered by the US NIH. The aims of the program are to support small business in the development of new technologies, specifically the generation of proof-of-concept data in relevant models.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase II trial in myelofibrosis with detailed initial safety and activity data expected at the American Society of Hematology (ASH) meeting in December 2010. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with a potential best-in-class side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is a uniquely orally-available agent with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com